Sit U.S. Government Securities Fund (SNGVX) September 30, 2020

The **Sit U.S. Government Securities Fund** provided a return of 3.82% during the 12-month period ending September 30, 2020, compared to the return of the Bloomberg Barclays Intermediate Government Bond Index of 5.98%. The Fund's 30-day SEC yield was 2.04% and its 12-month distribution rate was 1.68%. The Fund's effective duration was 2.8 years.

Foundation for Sustained U.S. Recovery Forming but Economy Remains Hostage to Coronavirus

The post-lockdown economic recovery, fueled by extraordinary global stimulus, easy financial conditions, and pent-up demand, remains vulnerable to coronavirus-linked shocks and will likely require ongoing government intervention to achieve escape velocity and, in the event of another surge in new infections, thwart a possible double-dip recession. Due largely to policymakers' decisive actions, the economy averted a more dire possible outcome, leading to a spate of positive economic surprises and upward GDP revisions. Although pockets of economic strength persist, notably within single-family housing and durable goods, overall activity has moderated owing to stubbornly high new coronavirus cases. With a vaccine likely not widely available until mid-2021, another resurgence in the pandemic remains a major risk. Measures to contain the outbreak, and resultant economic downturn, have weakened public finances, triggered a spike in bankruptcies, and, at least in the near term, shifted consumer priorities. Even so, the foundation for a sustained recovery is forming: the job market is recuperating, manufacturing orders are growing, and confidence is on the upswing.

Much-Needed Economic Relief Legislation Stalled in Deeply Polarized Congress

Congress has passed economic relief legislation totaling $4 trillion since March, with ≈60 percent disbursed or committed as of September 30th. Combined with Federal Reserve and executive actions, total coronavirus-induced stimulus to date sums to over $11 trillion, or about 60 percent of GDP. However, a return to partisan divisions, deepened by election-year politicking, threatens to delay further passage of another economic relief bill. The House of Representatives approved a trimmed-down $2.2 trillion version of the Heroes Act on October 1st to bridge the gap with the White House's $1.6 trillion compromise package (Senate Republicans have balked at anything above $1.1 trillion since July). Still, it appears increasingly doubtful relief legislation will be agreed upon before the November 3rd election. Without it, the U.S. economy will face a steep fiscal cliff, possibly causing growth to stall in the fourth quarter and beyond. Also, while Congress recently scraped together a stopgap funding bill to keep the federal government operating, another shutdown potentially looms in December.

Democratic Sweep Policy Could Boost Growth at the Expense of Already-Untenable Federal Debt

The near-term macro outlook is clouded further by the upcoming elections, the results of which could reshape legislative, policy, and spending priorities. Joe Biden now leads President Trump by roughly nine percentage points in national polls, with a tighter lead projected for key battleground states. Even so, the election result is far from certain, as Hillary Clinton maintained a sizable lead at this point in 2016. Biden's economic agenda entails approximately $7.2 trillion in new spending over ten years, offset by $3.9 trillion from higher taxes and other revenue. Under a Democratic sweep, Moody's Analytics projects full implementation of Biden's stated agenda would result in average real GDP growth of +4.2 percent between 2020 and 2024 versus +3.2 percent under current policy. The added growth will likely come at the expense of a higher federal debt burden, with the CBO projecting beforehand debt held by the public will double to 200 percent of GDP by mid-century. With the prospect of higher taxes and re-regulation, a sweep may also dent business confidence and spark a wave of multinational firm relocations. However, a split Congress would likely temper significant policy shifts. Democrats need to pick up three Republican-held seats to control the Senate if Biden wins, four otherwise. Per oddsmakers, the implied probability of a Democratic sweep is now 38 percent and climbing.

Corporate Spread Tightening Continues

Investment-grade corporate bond spreads ground another 14 basis points tighter in the third quarter to close September at 136 basis points. Notably, investment-grade corporate yields hit an all-time low of 1.82 percent in early August as spreads set a new post-coronavirus low of 124 basis points. Spreads drifted modestly wider in September with the seasonal post-Labor Day supply wave, but the market continues to focus on the prospects for a vaccine and economic recovery rather than lament over recent poor economic and earnings data. We believe spreads will be a little more volatile heading into the election, but we also expect to see more momentum build behind the most vaccine-exposed credits and cyclical sectors that will be the largest beneficiaries of a successful vaccine and an eventual re-opening.

The Fed's Changes to Monetary Policy Framework

At the annual Jackson Hole Fed meeting in late August, the Federal Reserve announced a fundamental shift in policy to "inflation averaging." Essentially, this means the Fed will let inflation run above the 2.0 percent target, since it has been running well below that target for some time. Additionally, the Fed has shifted its stance on the maximum employment mandate to de-emphasize the traditional view of the inverse correlation between employment and inflation. Employment levels can run at or above maximum estimates without causing concerns of translating into higher inflation levels. These changes should put upward pressure on longer-term rates. The Fed has also communicated its intention to keep short rates near zero until at least 2023. These actions should result in a steeper yield curve with short rates anchored and longer-term rates moving higher.

Sit Taxable Bond Strategies

The combination of massive market intervention by the Fed, record low interest rates, and a potential economic recovery after the tide of the pandemic turns will likely push interest rates higher and steepen the yield curve in the intermediate term. In the short run we are defensively keeping portfolio durations close to benchmark levels out of concern for a rise in coronavirus cases. We continue to be optimistic on a vaccine approval over the next few months and are overweight credit and underweight Treasuries where appropriate. We expect the eventual re-opening of the economy to be accompanied by a slowing of Fed market intervention, which will hurt Treasuries the most. We have maintained exposure to sectors that we expect to be positively leveraged to the end of the pandemic, including Treasury Inflation Protected Securities and collateralized airline industry debt. Housing activity continues to be strong. Low interest rates and favorable modification programs have helped alleviate delinquency and foreclosure fears. We remain constructive on securitized mortgage product, both in the agency and non-agency space and continue to execute our trading strategies opportunistically.

Fund Objective and Strategy

The Sit U.S. Government Securities Fund objective is high current income and safety of principal. The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

An institutional share class (SNGYX) of this fund was launched on December 31, 2019.

Effective duration is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions.